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Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 999 Peachtree Street, NE / 14th Floor / Atlanta, Georgia 30309-3964 Tel: 404.817.6000 Fax: 404.817.6050 www.nelsonmullins.com	Rusty Pickering 404-817-6117 rusty.pickering@nelsonmullins.com

December 7, 2006

Michael Clampitt
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC 20549

  Re:
  Banuestra Financial Corporation, formerly El Banco
      Financial Corporation
  Registration Statement on Form SB-2
  Filed July 20, 2006
  File No. 333-135900

Dear Mr. Clampitt:

        On behalf of Banuestra Financial Corporation, formerly El Banco Financial Corporation ("Banuestra"), this letter responds to the comment letter dated October 10, 2006 regarding the registration statement on Form SB-2 filed by Banuestra. To be consistent with the style used in those filings, we use the terms "we" and "our" in this letter to refer to Banuestra rather than this law firm. All page references (excluding those in the headings and the staff's comments) refer to the pages of the clean copy of Amendment No. 2 to the Form SB-2, which is being filed concurrently via Edgar and which reflects Banuestra's responses to your comments. Please note that we have substantially revised our registration statement on Form SB-2 due to the following events and occurrences:

  (a)
  We have engaged GunnAllen Financial, Inc. to underwrite the offering on a firm commitment basis.

  (b)
  The offering is now a firm commitment offering for $35 million instead of a best efforts offering with a range of potential proceeds.

  (c)
  We have terminated our agreement to purchase NBOG and the National Bank of Gainesville.

  (d)
  We have notified SunTrust that we will not purchase our joint deposit or loan accounts. As a result, on or about February 4, 2007, our relationship with SunTrust will be terminated and these accounts will be consolidated into SunTrust.

  (e)
  Because we will no longer be a bank or be affiliated with a bank, we have changed our name from El Banco Financial Corporation to Banuestra Financial Corporation.

  (f)
  We have begun to implement our non-bank operating plan. We have applied for a money services business license with the Georgia Department of Banking & Finance. We expect to obtain this license by the end of December. If we obtain this license, we will retain our 12 retail branches and continue to offer all of the non-bank financial services that we currently offer to our customers, including check cashing, money transfer, money orders, bill payment and other financial and non-financial services.

  (g)
  We will no longer offer deposit accounts. We are in the process of developing a prepaid debit card product in conjunction with a third party financial institution. This debit card will offer many of the benefits of a deposit account, including storage of funds and check card access to stored funds via our retail locations, ATMs, and debit and credit POS terminals. We expect to begin marketing this product by the end of December.

  (h)
  We are developing a portfolio of consumer and commercial loan products to offer our customers.

        Given the fundamental nature of these changes to the information contained in the prior version of our registration statement, we believe that many of the comments in your comment letter dated October 10, 2006 are no longer applicable. We have noted in our responses where we believe this is the case.

        Our responses to your numbered comments are set forth below in bold:

General

1.
We note that the offering may continue until June 30, 2007, but that prior to this date you may know for certain that the purchase of NBOG and the Suntrust deposits will not be possible. Please confirm that you will convey this information to potential purchasers if either of these events takes place.

  Because we have terminated our agreement to purchase NBOG and changed our strategy as noted above, this comment is no longer applicable.

Prospectus Cover

2.
Please revise the cover to indicate that there is significant risk. Indicate that purchasers should be able to afford the loss of their entire investment.

  We have revised the cover page as requested.

Table of Contents

3.
Revise to include the "Plan of Distribution" in the table.

  Given that the offering is now a firm commitment underwritten offering, we added a section entitled "Underwriting" on page 72 and added a reference to it in the table of contents.

Summary

4.
Given the unusual complexity of your situation, at the outset of the summary please provide a very brief synopsis of the key information for an investor. This seems to include:

•
That El Banco, is a development stage financial services company that has not achieved profitable operations, its age and your accumulated net loss through June 30, 2006,

  We have disclosed in the summary that our operations are unprofitable and our accumulated net loss through September 30, 2006. We have also disclosed in the summary the nature of the changes to our business as a result of the termination of our relationship with SunTrust.

  •
  Your dependence on SunTrust and your firm commitment to separate from SunTrust,

  In the summary we have disclosed our relationship with SunTrust and our plans to terminate that relationship. We have summarized the effect on our revenues and earnings and included a cross reference to our pro forma financial statements, which present our results of operations assuming the loss of revenues from the SunTrust relationship.

  •
  the principal use of proceeds from this offering, that is, the repayment of debt and if you raise $24.2 million the purchase of NBOG,

  Because we have terminated our agreement to purchase NBOG, we have materially revised our use of proceeds. We have included a summary of our use of proceeds in the summary on page 3 and also in "The Offering" portion of the summary on page 5.

  •
  a brief, concise description of NBOG, including its problems, losses and that, as you state, it may not survive long enough for you to raise the funds needed to acquire it and your plan to purchase it,

  Because we have terminated our agreement to purchase NBOG, this comment is no longer applicable.

  •
  clarification that the minimum may be met and investors funds released to you, but that this is not enough to purchase NBOG, and

  Because we have terminated our agreement to purchase NBOG and converted to a firm commitment underwritten offering, this comment is no longer applicable.

  •
  a very brief description of the consequences if you are unable to acquire NBOG, both directly and your inability to purchase your Suntrust deposits.

  We have included in the summary a brief description of our decision not to purchase NBOG or the SunTrust deposits and the results of that decision.

5.
Disclose in the summary why you chose to purchase NBOG rather than some other bank, or take some other course to become a bank. Note also for the body of the text.

  Because we have terminated our agreement to purchase NBOG, this comment is no longer applicable.

6.
Where appropriate, please disclose how the purchase price to he paid for NBOG was determined. Provide more detailed disclosure, with quantification, in the body of the text including current book value and trading prices for NBOG and the price per share being received by NBOG shareholders.

  Because we have terminated our agreement to purchase NBOG, this comment is no longer applicable.

7.
Where appropriate, please describe and reference the pro forma financial information.

  We have added a description and cross reference to the pro forma financial statements in the Summary on page 3, in Management's Discussion and Analysis on Page 25, and in the Business section on page 52.

El Banco Financial Corporation, page 1

8.
Avoid promotional text in this section and throughout your filing. This currently takes different forms. For example, you need to establish facts in a correct and balanced fashion from the outset. In the first paragraph disclose your current relationship and dependence on Suntrust and your move to end this relationship. This disclosure indicates that your company provides traditional bank services which is not the case. Also, your market is not currently the entire Latino population. You need to focus on the fact that, as correct, your only material operations are those conducted by your 12 El Banco offices in Atlanta, Georgia. Also revise the "Our Market" section to focus on your Atlanta market.

  We believe we have revised the document to avoid promotional language. We believe that some of the language that you have characterized as "promotional" has a factual basis as described below:

    •
    Our reference to "traditional" bank services was meant to refer to traditional services such as deposit and loan accounts, as opposed to non-traditional services such as check cashing. It was not meant to refer to a traditional bank operating model as opposed to our Hispanic model. In any event, due to our decision not to purchase NBOG, we have removed the "traditional services" language and the distinction between "traditional" and "non-traditional" services from the registration statement.

    •
    We have changed references to our locations from "branches" to "retail locations" because they will not be bank branches going forward.

    •
    Although our consulting and data processing business represented less than 1% of our revenues in 2005, they represented approximately 17% in 2004. During our relationship with SunTrust's predecessor, the National Bank of Commerce, NBC was significantly involved in the marketing of these services. When SunTrust purchased NBC, they deemphasized this business, and we were unable to focus on it due to the additional time required to manage the transition to and relationship with SunTrust. As disclosed in the prospectus, going forward we intend to pursue and grow this business. We have avoided including projections in our filing, but believe that our consulting and data processing business will account for an increasingly significant portion of our revenue and earnings over the next three to five years. We therefore believe that it is appropriate to emphasize this business in the prospectus because of its future prospects. We have been careful to disclose the current status of this business and its contributions to our revenue and earnings.

    •
    We have clarified that our market for retail financial services is the Hispanic population in the Atlanta metropolitan area. We have clarified that our market for our consulting and data processing services is financial institutions and retailers nationwide who wish to tap into the growing nationwide Hispanic marketplace. Because we expect our services and consulting business to become an increasingly important part of our revenue and earnings, we have continued to include market information both for the nationwide Hispanic market as well as the Atlanta Hispanic market. As disclosed in the prospectus, our services and consulting clients are in eight states, and we are currently in discussion with 18 additional prospects in eight states.
9.
In the first paragraph you state that yours is "one of the first companies to successfully serve" the Latino market. From the profits based point of view of an investor this is not the case. Not only have you not generated income during 6 years of operation, you appear to be abandoning a significant component of your operating model during this time with Suntrust. Please revise to clarify what you mean.

  We have revised our disclosure on pages 1 and 40 to clarify and quantify what we mean, including the growing number of our members, the growing number of checks we cash annually and the growing amount of revenue from these operations.

10.
The term "member," used in the second paragraph, implies commitment. Please revise the filing to delete this type of promotional language. It may be better to state that you have provided services for 23,000 different customers in the past year.

  We use the term "member" in our registration statement because we use that term and concept in our retail financial services business. Before a person use our check cashing and certain other services, he or she must become a "member" of our financial services network. Each member pays us an annual membership fee, which entitles the member to conduct the type of business that requires us to comply with the "know your customer" regulations and verify their identity. An "active member" includes those members that have conducted at least one financial services transaction with us in the past 12 months. The term "member" is routinely used in the check cashing industry. Our deposit customers are all members of our financial services network, and we have a limited number of non-member customers who purchase services that do not require membership, such as our prepaid phone cards. We have clarified in the summary what we mean when we use the term "member."

11.
Revise to delete the reference to "branches" relating to Conexion El Banco and instead indicate they were systems. In addition, file the contracts relating to the additional 250 systems.

  We license our Conexión El Banco system to financial institutions who then install and use it in their branches. Our system is delivered remotely through the internet, so it is actually one system delivered to multiple branches. Therefore, an indication that a customer has installed 250 systems would be misleading as there is only one system, licensed for use in many branches, and each branch may use multiple terminals. We have revised the disclosure on pages 2 and 50 to clarify how many customers have licensed our system, and how many branches of these customers use the system. We hope that this clarifies that these are not our branches.

  We have clarified that Woodforest is currently using the system in only 28 branches, although the Woodforest agreement gives Woodforest the right to install our system in all of its branches—currently over 220 and expected to increase by another 120. We have also clarified that Woodforest has indicated its intent to install our system in all of its branches after we complete this offering. Item 601(b)(10) of Regulation S-K requires us to file "material contracts, not in the ordinary course of business...." and "[a]ny contract upon which the small business issuer's business is substantially dependent, such as contracts with principal customers...." We entered into the Woodforest license agreement in the ordinary course of our business because licensing our Conexión El Banco System is a regular part of our business. We have licensed it to three other customers (one in December 2006), and we are in the process of licensing it to additional customers. Our agreement with Woodforest is based on our standard license that we present to all licensing customers. Although we believe that the Woodforest agreement is important because it validates that our product has achieved market acceptance by a larger institution, our business is not "substantially dependent" on it. In addition, because Woodforest has only implemented 28 of its 220 branches to date, it is not currently material from a revenue perspective. Based on our revenue projections, we do not anticipate that it will ever represent more than 3% of our annual revenue. Accordingly, we have not filed the agreement with this amendment. We will reevaluate the importance of this contract going forward, however, and we will file it with the SEC if it becomes material in the future.

Our Products and Services, page 2

12.
Please briefly quantify or describe the current, relative importance between your traditional and non-traditional services.

  Because we have terminated our agreement to purchase NBOG and will no longer be offering "traditional" financial services in conjunction with SunTrust (such as deposit and loan accounts), we have eliminated the distinction between "traditional" and "non-traditional" services. We have disclosed on pages 2, 25, and 52 the relative percentage of our revenue and earnings attributable to the joint SunTrust deposit and loan accounts that we will lose upon the termination of our relationship with SunTrust.

Combined Operations

13.
Revise to briefly describe the legal structure of El Banco and NBOG currently and going forward, also disclose what the holding company and banks will be named. Note elsewhere as appropriate, for example, at the bottom of page 4 you seem to say that you will combine them, but at the top of the next page you seem to say NBOG will be retained separately with new officers.

  Because we have terminated our agreement to purchase NBOG, this comment is no longer applicable.

14.
If correct, disclose that the officers and directors of the surviving holding company and bank will be the same as for the registrant currently or describe any difference.

  Because we have terminated our agreement to purchase NBOG, this comment is no longer applicable.

15.
Please describe the planned material operations of your company after all of the proposed transactions are completed, with quantification to the extent feasible of the most important components such as cash, deposits, loans and your check cashing and related operations,

  Because we have terminated our agreement to purchase NBOG and will terminate our relationship with SunTrust, these distinctions are of less consequence going forward. We have disclosed on pages 2, 25 and 52 the relative percentage of our revenue and earnings attributable to the joint SunTrust deposit and loan accounts, which we will lose upon the termination of our relationship with SunTrust.

Termination of Our Relationship with Sun Trust, page 3

16.
At the end of the first paragraph and the next, please replace the term "par value" with a more appropriate description.

  Because we have terminated our agreement to purchase NBOG and have notified SunTrust that it can consolidate the deposit accounts in February, we will no longer be able to purchase the deposit or loan accounts. The terms of our ability to purchase these accounts are therefore no longer relevant, and we have removed them.

Our Agreement to Acquire NBOG..., page 4

17.
If correct, please revise the first paragraph to indicate that you anticipate the NBOG acquisition will close by February 20, 2007. If not, disclose the reasons for this.

  Because we have terminated our agreement to purchase NBOG, this comment is no longer applicable.

18.
Where you describe NBOG, please prominently describe the content and location of the related appendix items. Please also discuss the availability of NBOG's SEC filed documents and the combined company's SEC filings going forward.

  Because we have terminated our agreement to purchase NBOG, this comment is no longer applicable.

The Offering, page 5

19.
Please copy here the last two sentences of the fourth paragraph on page 23 that officers and directors do not plan to buy any shares in this offering.

  We have revised the disclosure to state that two of our directors intend to purchase up to $385,000 in stock in this offering. See page 5.

Risk Factors, page 11

20.
Please begin with a general risk factor indicating the unusual uncertainty and risk involved in this offering, including that the acquisition of NBOG and the acquisition of Suntrust deposits may not happen even after the minimum offering level has been met. Clarify that once the minimum has been met and the funds released investors funds will not be returned.

  Because we have terminated our agreement to purchase NBOG, terminated our ability to purchase the SunTrust accounts, and converted the offering to a firm commitment underwritten offering, this comment is no longer applicable.

21.
Under appropriate subheading, please provide a risk factor to address your lack of experience in integrating an acquired bank and the difficulties you face in initiating your own banking operations while also incorporating the troubled operations of NBOG.

  Because we have terminated our agreement to purchase NBOG, this comment is no longer applicable.

If we fail to complete our acquisition of NBOG by February 20..., page 11

22.
Please revise this heading to clarify that what you will lose is the right to purchase your Suntrust deposits.

  Because we have terminated our agreement to purchase NBOG and our ability to purchase the SunTrust accounts, this comment is no longer applicable. We have described on pages 2, 25 and 52 the loss of the SunTrust deposit and loan accounts and its effect on our revenue and earnings. We have also included pro forma financial statements that illustrate the loss of the SunTrust deposit and loan accounts.

23.
In order to avoid confusion, please delete the new text and quantification that relates to the Suntrust loans. Please just quantify the amount of the deposits, their relationship to income and their cost.

  Because we have terminated our agreement to purchase NBOG and our ability to purchase the SunTrust accounts, this comment is no longer applicable. We have described on pages 2, 25 and 52 the loss of the SunTrust deposit and loan accounts and its effect on our revenue and earnings. We have also included pro forma financial statements that illustrate the loss of the SunTrust deposit and loan accounts.

Our allowance for loan losses.., page 12

24.
Please move the second paragraph to be first. The heading says you are discussing the combined company, which does not include the Suntrust loans. The Suntrust loans may not even warrant discussion in the risk factor section.

  Because we have terminated our agreement to purchase NBOG and our ability to purchase the SunTrust accounts, this comment is no longer applicable.

Our data conversion.... page 13

25.
Consider that this heading might better reflect that "data conversion is a difficult task, "if you do not complete this task for the NBOG acquisition before April 15, 2007 you will not be allowed to purchase your Suntrust deposits. The risk factor might then warrant earlier placement.

  Because we have terminated our agreement to purchase NBOG and our ability to purchase the SunTrust accounts, this comment is no longer applicable.

Our processing systems are mission critical..., page 18

26.
This is true for any modem company. Have you ever had this kind of problem? If not, consider deleting this comment so that readers can focus on more important concerns. If you have you need to describe this. If not, and you retain this, you need to disclose this fact. Note also that the first risk factor on page 21 is also true for virtually any company. Please consider deleting this comment. You seem to have more important issues that you need to get across.

  We have deleted the risk factor entitled, "Our processing systems are mission critical, and if they contain errors, we may lose clients and revenues and be subject to claims for damages."

  We have retained and simplified the anti-takeover risk factor. See page 15.

There is no prior market..., page 19

27.
You seem to discuss two risks here, market volatility—maybe due to lack of prior trading, the IPO nature of this offering or other reasons, and the possible lack of listing and market—possibly resulting in difficulty or an inability to sell these shares at all. Please discuss these under separate headings.

  We have created two separate risk factors on pages 13 and 14. One is entitled, "There is no prior public market for our common stock, and our share price could be volatile and could decline following this offering, resulting in a substantial or complete loss on your investment." The other is entitled "Our failure to maintain the listing of our common stock on an exchange could affect your ability to sell your shares and could depress the market price of your shares."

The Offering, page 23

28.
We note your response to our prior comment 24 and have consulted with the Division of Market Regulation regarding the availability of Rule 3a4-1. Because Rule 3a4-1 is a safe harbor, the company would need to fully meet all of its terms in order to rely on it. If the company cannot meet all the terms of the safe harbor, it would then need to analyze whether any other exemption or exception from broker-dealer registration would apply to its proposed activities. In this regard, you may want to review Securities Exchange Act Release No. 54544 (September 29, 2006). An entity relying on this exemptive order must be a "bank" as that term is defined in Section 3(a)(6) of the Exchange Act. Please explain if the company will rely on this exemptive order, and in particular whether the company is a "bank" as defined in Section 3(a)(6). If the company is not a bank within the meaning of this definition and continues to use the four officers and directors in the offering, please explain whether it will register as a broker-dealer, or its legal basis for not registering.

  Because we have converted the offering to a firm commitment underwritten offering, the shares will be sold through the underwriter. We do not expect the officers of the company to have material involvement in the offering other than the usual role played by management in an underwritten offering, including attending road show presentations scheduled and managed by the underwriter. If the officers of the company are involved in the offering, they will limit their activities to comply with the exemption provided by 3a4-1(a)(4)(iii).

Plan of Distribution, page 24

29.
Revise to indicate that before any agent can sell any shares for the Company, a post-effective amendment will be filed, naming any such agents as underwriters and disclosing their compensation arrangements.

  Because we have converted the offering to a firm commitment underwritten offering, the shares will be sold by the underwriter. We have fully disclosed the underwriter's arrangement, and this comment is no longer applicable.

Determination of the Offering Price, page 24

30.
Please separate out each matter considered either by bullet point or other means so that they are easier to read.

  We have moved this discussion to the "Underwriting" section on page 72 and included a bullet point list.

31.
Disclose the exercise terms of the warrants in the third transaction and explain the reference to dilutive effect in terms that are more meaningful for an ordinary reader.

  We have eliminated this point, given that the offering price will now be determined by discussion and negotiation with the underwriter as detailed on page 72.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

32.
We note your disclosure on page 32 that the economic result of your relationship with SunTrust is that you receive the net economic benefit of loan and deposit accounts as if they were your own. Although not a bank holding company, we believe understanding the composition and related risk elements associated with these deposits and loans is essential to understanding your operations. Please revise to include statistical disclosures prescribed under Items III, IV and V of Industry Guide 3. Also refer to SAB Topic 11.K.

  We have revised the disclosure on pages 23 and 24 of the MD&A to include the Industry Guide 3 statistical disclosures prescribed by SAB Topic 11K for our shared loans and deposits.

Six months ended..., page 35

33.
Please revise the second paragraph to quantify the limit on loans.

  We have revised the second paragraph (now on page 46) to quantify the limit placed by SunTrust on our loan portfolio.

Business, page 46

34.
Where appropriate please disclose management's understanding as to why you are unprofitable and how you will resolve this. Also note for NBOG.

  We have disclosed in the summary and throughout the document management's understanding as to why we have been unprofitable, and our plans to use the net proceeds of this offering to enhance and grow the business to become profitable. This information appears on the cover page, in the summary (on page 2) and on pages 7, 40 and 46.

35.
Pursuant to Item 101(a)(3) of Regulation S-B and our related prior comment on your MD&A section, please look through the anticipated offering and purchases and describe under appropriate headings and subheadings NBOG, the Suntrust deposits and your plan for operations going forward assuming you purchase NBOG and the deposits and assuming that you do not. This should be comparable to that in a merger situation or purchase of material assets.

  We have revised the business section to describe our operational plan now that we have determined not to purchase NBOG or acquire the SunTrust deposits.

36.
Where you describe NBOG please make clear the currently different market of NBOG, that is, focused on the non-Latino market. Also, describe NBOG's regulatory problems.

  Because we have terminated our agreement to purchase NBOG, this comment is no longer applicable.

37.
Please include a description of the NBOG deposits, loans and any other material lines of business and the Suntrust deposits. Include the market area for each.

  Because we have terminated our agreement to purchase NBOG and our ability to purchase the SunTrust accounts, this comment is no longer applicable.

38.
Going forward, after the NBOG and Suntrust deposit purchases about a third of your deposits will be from NBOOG and all of your loans will be from NBOG. Please make this situation clear in the text. Also, presumably these are with non-Latino customers. Please disclose whether you plan to continue this situation. If your plan is to acquire NEOG only for its banking charter and rapidly remake its operations to focus on Latino customer please disclose, also discuss the time frame and difficulties in doing this.

  Because we have terminated our agreement to purchase NBOG and our ability to purchase the SunTrust accounts, this comment is no longer applicable.

39.
To the extent feasible, please quantify or describe your expected income contributions and contribution to net income going forward as you do now in the first full paragraph on page 54. Otherwise, please indicate that you do not know.

  Because we have terminated our agreement to purchase NBOG and our ability to purchase the SunTrust accounts, this comment is no longer applicable. We believe that our services and consulting business will contribute an increasingly significant portion of our revenue and earnings over the next in three to five years. We have disclosed our increasing expectations for this division without quantifying these expectations on pages 2 and 50. We do not believe that quantification is appropriate.

40.
Going forward, where appropriate, please describe your capacity to place into productive use the funds you will have after this offering, the purchase of NBOG and the purchase of your Suntrust deposits, that is, in other than temporary holding investments. As material, take into account loan demand and your management and personnel capacity to make loans or other investments. Indicate the amount of time that you believe this will take and the impact on profitability. Consider a risk factor on this point as warranted.

  We have revised our disclosure to include the requested information regarding our proposed new loan programs on page 44 and have included a risk factor on page 8 regarding our need to create an organization to manage our new loan products.

41.
As material, consider a risk factor to address that your historical financial performance, that of NBOG and that of the Suntrust deposits maybe a poor indicator of your future performance, given that your operations apparently change significantly after the acquisitions.

  We have added a risk factor on page 7 to address this comment.

42.
Going forward it appears that you may have two or even three very distinct customer basis, that is:

•
Latino customers who cash checks with you, or the like, but who do not open accounts and borrow from you,

•
Latino customers with traditional bank accounts and borrowing, including the deposit customers acquired from Suntrust, and

•
traditional non Latino bank customers after the NBOG purchase.

  As material describe this situation, including the anticipated importance of each to future net income and how you plan to market to and manage this diverse group.

  Due to the termination of the NBOG purchase, we have eliminated the NBOG non-Latino customers. The first two bullet points describe the same consumers. We attract Hispanic immigrant customers with our check cashing, money transfer, money order and similar services. We have then historically educated and migrated these customers into deposit accounts over time. Therefore, the deposit customers are really our check cashing customers who have moved into a banking relationship. We intend to replace the deposit accounts with a prepaid debit card product by the end of the year. We intend to continue to primarily focus on the Hispanic working class un-served and under-served market.

43.
Disclose where appropriate your current, back office infrastructure capacity to deal with the purchase of NBOG and the Suntrust deposits, including computing equipment, management and staff. This appears to be particularly important because of the Suntrust requirement that the El Banco and NBOG systems be integrated in a prompt fashion.

  Because we are no longer purchasing NBOG or the SunTrust deposits, these considerations are no longer applicable. We already have the necessary infrastructure to service our check cashing customers. To implement a loan system, we will need to license a loan generation and tracking system. We will also need to enter into an arrangement with a third party provider to process our prepaid debit card operations, most likely the financial institution which hosts the accounts. This may or may not require an up front fee. We have included this disclosure in "Use of Proceeds" on page 17 and in the "Business" section on page 43.

Our Products and Services, page 50

44.
Disclose the relative importance of these products and services to net income to the extent feasible.

  Because we are no longer purchasing NBOG and are divesting our SunTrust loan and deposit accounts, we will now be offering primarily non-bank financial services in our retail locations. We have disclosed the relative contributions of the SunTrust deposit and loan accounts in multiple places, primarily on pages 2, 25 and 52, as well as the amount of revenue and expenses that we will lose when those accounts are consolidated into SunTrust. We have also included pro forma financial statements that illustrate the loss of the SunTrust deposit and loan accounts.

Our Relationship with Suntrust, Page 52

45.
We note your disclosure that you settle all amounts owed and receivable on all of the deposits and loans with SunTrust at the end of each month on a net basis, and pay SunTrust for the net amount of capital used by the El Banco branches. In order to facilitate our understanding of the accounting for this transaction, please provide us with a typical journal entry to record net settlement along with a detailed explanation of how the specific items noted on page 52 factor into the journal entry, and the specific financial statement line items each of the items affects.

  SunTrust has established within their general ledger a unique "region" to accumulate all transactions that occur at our 12 retail locations. Our employees use the SunTrust banking system for all banking transactions and debit or credit the appropriate SunTrust general ledger for each. At the end of the month, we receive from SunTrust a snapshot of our month-end balance sheet and a monthly income statement related to our shared accounts. This captures all bank transactions with the exception of mortgages. SunTrust centralizes mortgage loans, and we receive information about these mortgage loans later and in a different form.

  Typically we journal entries monthly from SunTrust showing the month end balance sheet and monthly income statement with regard to our joint deposit and loan accounts. The balance sheet items are provided for informational purposes, because these are considered SunTrust assets and liabilities. The income statement entry reflects all money due to us from SunTrust and all money owed to SunTrust from Banuestra. Each SunTrust Bank general ledger number is cross referenced against the corresponding Banuestra general ledger number. Exhibit 45A demonstrates this cross reference. Exhibit 45A also provides reference to which specific financial statement line item of ours each item affects.

  In addition to the items captured within the general ledger, there are other items to be included in our final net settlement per the Branch Lease and Marketing Agreement. These additional items are summarized by SunTrust and approved by our CFO. Exhibit 45B is an example of these additional items from June 2006. Exhibit 45B also provides reference to which financial statement line items each item affects. The additional items fall into the following categories:

  A.
  Mortgages. The effects from mortgage loans that are centralized at SunTrust include interest income, late fees, and interest income reversals, if any. The response to comment 54 includes further details about the information we receive about mortgage loans.

  B.
  Insurance. A monthly adjustment is made per mutual agreement to share 50/50 the cost of Progeny insurance. Because 100% of the cost of the insurance is included in the monthly income statement, we receive a 50% credit in the final summary.

  C.
  DDA bad debt. This is a charge for DDA bad debt that is handled from a central SunTrust location and is not charged to the monthly income statement.

  D.
  Shared service expense. This is a monthly charge for use of shared services. Specifically, we are charged $4,336 per month for courier service and $7,552 per month for the out-of-pocket cost of data lines running to our locations. SunTrust pays these amounts under an enterprise-wide contract.

  E.
  Contract fees. These are all the fees paid to SunTrust Bank for their service against our customer accounts. They include a fee per month per DDA, savings or CD account; a fee per month for loan servicing; a fee per wire transfer; a fixed monthly fee of $1,750 per month; and a fee for use of their funds. The fee for use of funds is, per the contract, the average monthly federal funds rate plus 25 basis points for the net use of funds, plus 2% of the outstanding loan portfolio.

  Entries are then made in our general ledger to match the details provided from the actual transactions that were captured in the SunTrust general ledger, as well as those from the summary sheet—see Exhibit 45B. Customer receivable and vendor payable entries are made for each location.

El Banco...Growth Strategy, page 53

46.
About half of your customers described in the first paragraph have not continued with you. Please disclose how satisfactory this is. Also it is not clear what significance you place on the number of account holders v. "active" customers. Normally for a bank the more important information is the dollar amount of loans and deposits. Please discuss what importance you place on these figures.

  We have eliminated the disclosure regarding total customers over the last five years, because we believe it is not particularly relevant. We are very satisfied with these numbers, because the Hispanic immigrant population is relatively transient, moving based on immigration status, work availability, family location and other concerns. Many travel to and from Mexico and South America on a regular basis.

  Our differentiation between "active members" and account holders is a by-product of our bifurcated processing systems. Check cashing members are processed through our Conexión El Banco system. Deposit account customers are processed through the SunTrust bank processing system. These systems are not cross referenced. All of our deposit customers are also financial services members, but not all check cashing members are deposit account holders, thus the two categories are different. Because we are consolidating the deposit accounts into SunTrust, we have de-emphasized this disclosure as not relevant to forward operations, but have disclosed the possibility that we will lose these customers to SunTrust along with their accounts.

  Most of our income from our deposit accounts is fee driven rather than interest driven. The income from these accounts is therefore determined by the number of accounts and the amount of account activity rather than by the aggregate size of the accounts or interest expense associated therewith. The number of customers drives the fee income, as opposed to a typical bank that relies on loans to generate income and looks at deposits as expense items. Because we will not acquire the deposit accounts and we will not have deposit accounts going forward, these numbers are not as important as they might have been to our forward looking operations.

El Banco... Financial Model, page 54

47.
As commented on previously, we do not understand your description of the Suntrust deposit purchase discussed here in the third paragraph. Do you mean to say that for no cost you will receive $10 dollars and the value of the deposits from Suntrust? We assume that you do not have to come up with $14.8 million dollars, but rather, at the end of the transaction, will have $14.8 million dollars, the offsetting depositor liabilities and the corresponding customer relationships. Please revise as appropriate both here and elsewhere in the filing where you address this.

  Because we have terminated our ability to purchase the SunTrust accounts, this comment is no longer applicable.

Our Agreement to Acquire NBOG..., page 61

48.
As noted previously we find it difficult to understand the relationship and names of the El Banco and NBOG operations going forward. Please revise the third and fourth full paragraphs on page 63 to clearly explain what will happen. Note, for example, the second sentence of the second paragraph. What do you mean by "mainstream brand?" What are you referring to when you reference the "Bank of Our Community?"

  Because we have terminated our agreement to purchase NBOG, this comment is no longer applicable.

Economic Impact, page 65

49.
You are not planning to buy the Suntrust loans. It does not appear correct to be discussing the impact of not buying them at this point, or certainly not in a combined manner with the deposits. Please revise.

  Because we have terminated our ability to purchase the SunTrust accounts, this comment is no longer applicable.

Audited Financial Statements—December 31, 2005

Statements of Operations, page F-4

50.
Please revise to re-label the line item labeled non-operating revenue (expenses) to non-operating income (expense). Refer to paragraphs 7 and 9 of Rule 5-03 of Regulation S-X.

  We have revised to re-label the referenced line item.

Summary of Significant Accounting Policies

Revenue Recognition, page F-9

51.
We note your disclosure that lending services revenue includes loan related revenue, including interest income, loan fees and late fees generated by the loans underwritten and funded by SunTrust. Please tell us whether this income is recognized using the effective interest method. If so, tell us over what period you are recognizing the income from these loans, in light of the fact that either party had the right to terminate the agreement under various scenarios. In addition, tell us how you determined that your revenue recognition policy was in accordance with US GAAP, including the specific accounting literature relied upon in making your determination.

  We have considered interest income, loan fees and late fees to be revenues in the period in which we receive them from SunTrust, and we have not used the effective interest method as would be required under SFAS 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." We believe that this deviation from GAAP is immaterial. If we had used the effective interest method, the resulting change to our financial results would have been diminutive. Due to the high cost per month we pay SunTrust to service these loans ($8/month per consumer loan and $31.25 per month per $100,000 of mortgage loan), loan fees would all be amortized in less than 12 months. If we had used the effective interest method, our loan portfolio would have had less than $50,000 of unamortized loan fees at December 31, 2004, less than $10,000 of unamortized loan fees December 31, 2005, and less than $2,000 of unamortized loan fees at September 30, 2006.

52.
We note your response to prior comment 43 regarding your conclusion that gross revenue reporting is appropriate. Please tell us the following:

•
Whether the loan and deposit forms indicate that the service is being provided by El Banco or SunTrust;

  Our loan forms are provided by SunTrust Bank and would indicate that service is to be provided by SunTrust. Our deposit forms are primarily branded El Banco as a division of SunTrust Bank, and include SunTrust disclaimers on the bottom. The signature cards are branded SunTrust Bank. The deposit account forms are not explicit as to who provides services, but telephone numbers are provided which are either directly connected or routed to our branches and employees.

  •
  Who the customer contacts when they have a question regarding their deposit account or their loan agreement;

  With regard to deposit accounts, the customer comes into branch and speaks with our employees or calls a central SunTrust number and is directed to one of our employees to answer the question.

  With regard to loan accounts, we are not involved. SunTrust provides the service and we pay SunTrust a fee for the support.

  •
  Who is responsible for contacting the customer regarding past-due accounts;

  We contact customers on overdrawn deposit accounts. SunTrust contacts customers regarding delinquent loans and we pay SunTrust a per loan service fee to cover the cost. During our relationship with NBC before SunTrust acquired it, we also contacted delinquent loan customers.

  •
  Whether all of the costs of processing loan application (underwriting and credit decisions) are borne by SunTrust, such that if a loan is not granted, SunTrust is responsible for those costs; and

  If SunTrust selects not to grant a loan, SunTrust bears the cost. When we negotiated the Bank Lease and Marketing Agreement with NBC, we had a choice to pay either (1) a lower fee for approved loans plus a per transaction fee for denied loans or (2) a higher fee for approved loans and no transaction fee for denied loans. We chose alternative (2). As a result, we do not pay a per transaction fee to cover the cost of denied loans per se, but this cost is built into our cost of supporting the active loan portfolio.

  •
  Why you believe the Company has the ability to establish pricing. In this regard, section 5.2(b) of the Bank Lease and Marketing Agreement indicates that SunTrust is fully responsible for the terms and conditions of each deposit and loan product, including the rates and fees associated with them.

  As the regulated entity, SunTrust has to reserve the legal right to set the terms and conditions of the deposit and loan products. Under the Bank Lease and Marketing Agreement, however, it is clear that the initial products and services to be offered were agreed upon by both parties and listed as an attachment to the agreement (Section 3.2); we have the right to propose changes or additions to the product and service mix (Section 3.2); and we are responsible for market research, the marketing plan and for identifying the product and services mix (Section 4.1 and 5.3(b)). In operation, we proposed and set the terms and pricing for all of the deposit and loan products subject only to approval by NBC and then SunTrust. SunTrust has not made any product changes unilaterally without our approval, nor have we made any product changes unilaterally without SunTrust's approval.

Reserve for Credit Exposure, page F-8

53.
Your disclosure states that the Company originates consumer loans which are underwritten and serviced by SunTrust. Please revise your disclosure here and throughout the filing to clarify that the Company markets consumer loans to its customers, takes applications for these loans and then forwards them to SunTrust for processing, underwriting, funding and servicing.

  We have eliminated much of this disclosure because the loans will be eliminated in February and this process will not be material to us going forward. Where the disclosure remains, we have revised it to address this comment.

54.
Tell us what information you receive, or are able to access, regarding the loans that you market, but that are processed, underwritten, funded and serviced by SunTrust. Additionally, tell us whether you have any input into SunTrust's methodology for determining the impaired loans.

  Each month, we receive reports from SunTrust detailing certain aspects of the loan portfolio that was originated through our brand and our locations including:

  •
  A list of consumer and mortgage loans including borrowers, interest rate and amounts currently outstanding;

  •
  A summary of potential and actual write offs in the consumer loan portfolio;

  •
  A summary of mortgage losses and mortgage interest income reversals on impaired loans.

  Losses from actual foreclosures are charged to us through the monthly settlement process as detailed in our answer to comment 45. We have the right to request further documentation about any actual foreclosure costs. SunTrust limits our access to information beyond that described.

  We do not have any input into SunTrust's methodology for determining impaired loans.

  Due to the large mortgage write-off we received in November 2005, we requested and began receiving in March 2006 a monthly update on past due mortgage loans and their collection status. This allowed us to improve our credit exposure risk reserve methodology, as detailed in our response to comment 57.

55.
We note that if you elect to purchase the loans from SunTrust the purchase amount is their par value, plus $10.00. Par value is defined in Section 5(f) of the Transition Agreement as "outstanding principal and accrued interest balance on the date of sale of all of the customer loan accounts." Please tell us whether the par value would factor in reserves and other write-offs that SunTrust may have already taken on these loans, and charged to El Banco through the monthly payment provisions.

  Because we have terminated our agreement to purchase NBOG and our ability to purchase the SunTrust accounts, this comment is no longer applicable.

56.
We note your response to comments 31 and 45 and the fact that Section 6.3 of the Bank Lease and Marketing Agreement reads in part "Bank agrees to pay NTS for the services NTS is providing under the agreement the net sum of... (iii) credit and other losses on El Banco Branch Office Accounts...". We also note the following disclosures throughout the filing as they relate to your credit exposure on these off-balance sheet loans owned by SunTrust:

•
On page 12 you disclose that if these loans deteriorate or are charged off by SunTrust prior to the termination of your relationship, you will take 100% of the financial responsibility for the loss;

•
On page 37 you disclose you are required to reimburse SunTrust for any losses taken on the loan portfolio, as long as your agreement is in place;

•
On page 44 you disclose that you carry 100% of the credit risk for these loans prior to the termination of your agreement with SunTrust; and

•
On page F-8 you disclose that you are liable for default loans.

  Please revise as necessary to clearly describe your credit risk. Your revised disclosure should be consistently applied throughout the filing. At a minimum, please address the following:

  Because we will not be acquiring the SunTrust loans, these loans will be consolidated into SunTrust on February 4, 2007. We will be responsible for 100% of the loan loss risk for foreclosed loans until that date, but not thereafter. As a result, the loan loss risks post closing of the offering will be minimal. We have revised our disclosure accordingly and to address the following additional requests as discussed in more detail below.

  •
  SunTrust's charge-off policy as it relates to these loans;

  Because the loans are on the SunTrust balance sheet, SunTrust maintains the appropriate charge-off policy on their books. We are not aware of the specifics of their charge-off policy or methodology. Our Bank Lease and Marketing Agreement makes us ultimately responsible for actual losses, and therefore we have our own methodology to reserve for this risk as disclosed in the prospectus on pages 24, 30-32 and 54-55.

  •
  The amount of loans charged off by SunTrust for each of the periods presented;

  The actual charge-offs which we have reimbursed SunTrust for are detailed by quarter in the MD&A and are set forth below.

	Loan Loss	Foreclosure Costs (Period expense)
Q105	$0	$0
Q205	$92	$0
Q305	$3,603	$0
Q405	$154,959	$12,827
Q106	$2,281	$0
Q206	$0	$0
Q306	$0	$0
  •
  How SunTrust determines the amount of "deteriorated loans";

  SunTrust does not provide details to us regarding deteriorated consumer loans, and we are not aware of the precise nature of their methodology. Beginning in March 2006, we began to receive a monthly report detailing the actual status of all past due mortgage loans. We have disclosed this in connection with our own loan loss methodology.

  •
  The amount of "deteriorated loans" for each of the periods presented;

  We have disclosed this information in MD&A on pages 30-32 and 54-55.

  •
  An enhanced description of default loans, including the specific events that trigger default; and

  We are not aware of the specific events that trigger default. We believe that loans go into default when they are 120 days past due, but do not believe this is always the case.

  •
  Clarification as to whether you are responsible for "deteriorated loans", the amount of loans charged off by SunTrust or all probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the portfolio.

  We are only responsible for the actual losses and costs associated with foreclosures in the shared loan portfolio. We are not responsible for a deteriorated loan's higher risk of loss. As such, our reserve for credit exposure estimates the expected actual losses that will be charged to us by SunTrust. Please refer to our response to comment 57 for more details.

57.
We note your response and revised disclosure in response to comment 45 of our letter dated August 15, 2006. To help us better understand your accounting policy and methodology, please revise your accounting policy as well as applicable sections in MD&A to:

•
Describe how maintaining a 25 basis point reserve of the outstanding loan balance at December 31, 2005 was appropriate in accordance with US GAAP to cover probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the loan portfolio at each balance sheet date;

  Our Bank Lease and Marketing Agreement with SunTrust dictates that we reimburse SunTrust for all losses associated with our shared loan portfolio. Under SFAS No. 5 "Accounting for Contingencies," a loss should be accrued when the loss is probable and the loss could be reasonably estimated. The shared portfolio is comprised of predominantly stated-income ITIN loans, and we had very little history of loss performance to use to evaluate probability and estimates of losses. We therefore reviewed actual write-off experiences of banks in Atlanta and observed actual losses in well-managed portfolios of between 5 and 25 basis points. We determined that the high end of the range, 25 basis points, would be a reasonable estimate of the probable and estimated amount of losses.

  We have revised our disclosure in accounting policies and MD&A to reflect this information.

  •
  Describe how your new methodology as adopted in 2006 and disclosed on page F-26 was appropriate in accordance with US GAAP to cover probable credit losses related to specifically identified loans as well as probable credit losses inherent in the remainder of the loan portfolio at each balance sheet date;

  Our Bank Lease and Marketing Agreement with SunTrust dictates that we reimburse SunTrust for all losses associated with our shared loan portfolio. Under SFAS No. 5 "Accounting for Contingencies," a loss should be accrued when the loss is probable and the loss could be reasonably estimated. In 2005, we were informed that SunTrust had experienced losses in the loan portfolio for which we would be responsible. In response, we requested information from SunTrust regarding the actual losses in the portfolio. We examined this information and used it to revise our loan loss reserves. Based on the data we received, it became clear that on average, 100% of mortgages in foreclosure eventually generated a loss equal to approximately 20% of the mortgage value. We therefore began to accrue 20% of the loan value of mortgages in foreclosure. The same historical data indicated that we would experience losses of approximately 20% of the mortgage value of 75% of the loans greater than 120 days past due, of 50% of the loans 91 to 120 days past due, of 25% of the loans 61-90 days past due, and of 10% of he loans 31-60 days past due. We therefore changed our accruals to match the historical data.

  Because we will not be responsible for any loans losses incurred past February 4, 2006, our actual going forward losses will likely be less than historically indicated. We have revised our disclosure in accounting policies and MD&A to reflect this information.

  •
  Describe how each of your methodologies considered the historical loss experience and trends, adjusted for current conditions that are not reflected in the prior experience;

  Originally, we considered the historical loss experience of bank loan portfolios in the Atlanta area based on discussions with community bankers, because we did not have any loan history of our own to rely on.

  In 2006, we began receiving information from SunTrust that allowed us to revise our methodology. Our historical loss rate of 23% of the value of foreclosed loans was adjusted to 20% to reflect the unusually high loss on one flooded property. We have no reason to believe that our historical experience is not indicative of probable future losses, especially because we will experience no losses past February 4, 2007.

  We have revised our disclosure in accounting policies and MD&A to reflect this information.

  •
  Describe the systems and reliable data utilized by your staff to evaluate loan balances and performance in determining the reserve for credit exposure; and

  We look back to prior periods and the reserves that were maintained, noting whether current information continues to support the original analysis. If data integrity is in question, we revisit our approach is revisited, as we did in 2006 when we received additional information related to the shared loan portfolio.

  •
  Explain how movements in the reserve are directionally consistent with the underlying observable and trend data.

  The general reserve is moving consistently with the balance of the portfolio and the level of risk inherent in the portfolio. The significant increase in the reserves in 2005 through 2006 was in response to additional information we obtained (as further discussed above), which resulted in a change in our approach to the calculation. We expect the reserve level to continue to track the size of the portfolio and the inherent losses in the portfolio and revision to the coverage will reflect the change in these measurements. Because we will not be responsible for any losses past February 4, 2006 when our relationship with SunTrust terminates, we do not believe this information has a high level of materiality.

58.
As a related matter, to help us better understand your accounting policy for the reserve for credit exposure, please provide us with typical journal entries to record the following transactions:

•
an additional provision for credit loss;

  Each month, we recalculate the required Reserve for Credit Exposure. Any difference between that number and the current reserve is adjusted through a journal entry

Impacted line of financial statements
CR	Additional reserve	Reserve for credit exposure
DR	Expensing that reserve	Other operating costs and expenses
  •
  the recognition of loan losses in the portfolio; and

  As part of the monthly settlement with SunTrust Bank, we would have received a charge for actual loss on a loan. That loss is charged to the reserve before we recalculate the provision (above). In this way, the provision is always recalculated with the current loan portfolio, after paying for all loan losses.

Impacted line of financial statement
CR	Due to SunTrust	Accounts receivable*
DR	Charging the reserve	Reserve for credit exposure
  •
  the recovery of a previously charged off amount, if applicable.

  SunTrust has not recovered any charged off amount, as we are only charged after the loan has been foreclosed on. If this were to occur, the impact would be credited to the reserve to reflect that we did not use as much reserve as originally entered.

Impacted line of financial statement
CR	Charging the reserve	Reserve for credit exposure
DR	Due to SunTrust	Accounts receivable*

  *as we net the SunTrust accounts payable against the accounts receivable, the only balance sheet item on our book is an accounts receivable, so this is where the adjustment eventually ends up.

Unaudited Financial Statements—June 30, 2006

59.
We note that you recorded the entire $500,000 payment received from SunTrust as non-operating revenue during the six months ended June 30, 2006. Please tell us the specific accounting literature you relied upon in concluding it was appropriate to recognize this amount upfront. Please also tell us how you plan to account for the remaining payments to be received under this agreement.

  We relied on Statement of Financial Accounting Concepts No. 5 "Recognition and Measurement in Financial Statements of Business Enterprises" (Concept No. 5) and Staff Accounting Bulletin 104 "Revenue Recognition" (SAB 104) as guidance for recording the $500,000 payment received from SunTrust during the six months ended June 30, 2006.

  Concept No. 5, paragraph No. 83, states:

    "Further guidance for recognition of revenues and gains is intended to provide an acceptable level of assurance of the existence and amounts of revenues and gains before they are recognized. Revenues and gains of an enterprise during a period are generally measured by the exchange values of the assets (goods or services) or liabilities involved, and recognition involves consideration of two factors (a) being realized or realizable and (b) being earned, with sometimes one and sometimes the other being the more important consideration."

  Concept No. 5 further states:

    "Revenues and gains are realized when products (goods or services), merchandise, or other assets are exchanged for cash or claims to cash.. .. An entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues."

  SAB 104 states:

    "The staff believes that revenue generally is realized or realizable and earned when all of the following criteria are met:

    •
    Persuasive evidence of an arrangement exists,

    •
    Delivery has occurred or services have been rendered,

    •
    The seller's price to the buyer is fixed or determinable, and

    •
    Collectibility is reasonably assured."

  We believe all of the above criteria have been met, as described below:

  •
  Persuasive evidence of an arrangement exists: Banuestra and SunTrust entered into a binding Transition Agreement.

  •
  Delivery has occurred or services have been rendered: no future services are required of Banuestra under the Transition Agreement.

  •
  The seller's price to the buyer is fixed or determinable: the Transition Agreement details the $500,000 payment that SunTrust will pay to El Banco.

  •
  Collectibility is reasonably assured: the funds have been collected and are not refundable to SunTrust under any circumstance.

  We have notified SunTrust that they may consolidate our deposit and loan accounts prior to our deadline. Once these accounts have been consolidated, scheduled for February 4, 2007, we will be entitled to an additional $1,500,000. We will record this amount once the accounts have been consolidated and all criteria have been met for us to earn this payment, which we expect to occur on or about February 4, 2007.

60.
We note your disclosure that SunTrust returned 772,000 El Banco shares and 700,000 warrants to purchase El Banco shares during June 2006. Please tell us how you accounted for this transaction, including a detailed discussion of the accounting literature relied upon.

  In the absence of any on-point guidance for SunTrust's return of 772,000 of our common stock shares and 700,000 warrants to purchase our shares, we relied upon Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins" (APB No. 6). In addition, we relied upon Accounting Principles Board Opinions No. 9, "Reporting the Results of Operations" (APB No. 9).

  APB No. 6, 12a, states the following:

    "When a corporation's stock is retired, or purchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws):

    "An excess of purchase price over par or stated value may be allocated between capital surplus and retained earnings. The portion of the excess allocated to capital surplus should be limited to the sum of (a) all capital surplus arising from previous retirements and net "gains" on sales of treasury stock of the same issue and (b) the prorata portion of capital surplus paid in, voluntary transfers of retained earnings, capitalization of stock dividends, etc., on the same issue. For this purpose, any remaining capital surplus applicable to issues fully retired (formal or constructive) is deemed to be applicable prorata to shares of common stock. Alternatively, the excess may be charged entirely to retained earnings in recognition of the fact that a corporation can always capitalize or allocate retained earnings for such purposes."

  APB No. 9, 25, states the following:

    "The Board reaffirms the conclusion of the former committee on accounting procedure that the following should be excluded from the determination of net income or the results of operations under all circumstances: (a) adjustments or charges or credits resulting from transactions in the company's own capital stock, (b) transfers to and from accounts properly designated as appropriated retained earnings (such as general purpose contingency reserves or provisions for replacement costs of fixed assets) and (c) adjustments made pursuant to a quasi-reorganization."

  SunTrust returned the shares and the warrants to purchase our shares as a result of the signed Transition Agreement. We gave no SunTrust no consideration for returning the shares or warrants. In addition, we have no future service obligations to SunTrust for the return of the shares or warrants. Therefore, we recorded a debit of $7,720 to our common stock account based upon the par value of $.01 times 772,000 shares. We also made a corresponding credit to our additional paid-in-capital account. Net income was not affected as a result of the return of shares and warrants according to APB No. 9. The 700,000 warrants were simply cancelled from the outstanding warrants. No accounting entries were made as a result of the return of warrants.

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Statement of Income, page B-4

61.
We note that the consolidated statement of operations for NBOG on page A-5 includes a $225,000 provision for loan losses at December 31, 2005, which is not included in the pro forma statement of income on page B-4. Please tell us why you have elected to exclude a provision for loan losses in your pro forma information, including the authoritative literature relied upon in making the determination or revise as necessary.

  Because we have terminated our agreement to purchase NBOG, this comment is no longer applicable.

Inside Back Cover

62.
Please modify this page to focus on only the Latino population that you will be serving in the foreseeable future. This seems to be the Latino market in Atlanta.

  Our retail locations focus on the Atlanta Hispanic population. Our consulting and technology services depend on the growing Hispanic population throughout the United States to generate interest in our consulting and technology products and services. Our consulting and data processing customers reside in 8 different states. These services will continue to become an increasingly important part of our revenue and earnings, especially in the 3 to 5 year time frame. We believe that the population growth in the entire U.S. is relevant for that reason.

        In addition to our responses to the comment letter, we note, pursuant to our conversation with Benjamin Phippen, that we have analyzed whether our relationship with SunTrust qualifies as a total return swap derivative. Our analysis of the applicable accounting rules indicates that our transactions with SunTrust should not be recorded as total return swap derivative.

        Paragraph 6 of SFAS 133 provides that a derivative instrument is a financial instrument or other contract with all three of the following characteristics:

  a.
  It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

  b.
  It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

  c.
  Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

        The relationship between us and SunTrust with regard to the SunTrust deposit and loan accounts does not qualify as a derivative instrument. The arrangement does meet the requirement of (a) as there is an underlying asset in the joint deposit and loan accounts which reside on SunTrust's balance sheet. The arrangement does not meet the requirements of (b) above because no initial net investment was required by us in connection with our gaining the benefit of the SunTrust loan and deposit accounts. We pay SunTrust fees for hosting and processing these accounts, and fees for using their capital, but no initial investment amount.

        We also do not meet the requirements of (c) as there is no net settlement or mechanism for a net settlement as defined by SFAS 133. At the end of the relationship, we must either purchase the underlying assets (the deposit and loan accounts) and thereby obtain the benefit of any net increase or decrease in their value, or we must leave them with SunTrust in which case any increase or decrease in the value of the underlyings accrues to SunTrust. There is no mechanism by which there is a net settlement of such value without a purchase of the underlying asset itself.

        Paragraph 9 of SFAS 133 clarifies what is a net settlement:

          9.    Net settlement.    A contract fits the description in paragraph 6(c) if its settlement provisions meet one of the following criteria:

    a.
    Neither party is required to deliver an asset that is associated with the underlying or that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount). For example, most interest rate swaps do not require that either party deliver interest-bearing assets with a principal amount equal to the notional amount of the contract.

    b.
    One of the parties is required to deliver an asset of the type described in paragraph 9(a), but there is a market mechanism that facilitates net settlement, for example, an exchange that offers a ready opportunity to sell the contract or to enter into an offsetting contract.

    c.
    One of the parties is required to deliver an asset of the type described in paragraph 9(a), but that asset is readily convertible to cash 5 or is itself a derivative instrument. An example of that type of contract is a forward contract that requires delivery of an exchange-traded equity security. Even though the number of shares to be delivered is the same as the notional amount of the contract and the price of the shares is the underlying, an exchange-traded security is readily convertible to cash. Another example is a swaption—an option to require delivery of a swap contract, which is a derivative.

        Our arrangement with SunTrust does not provide for a net settlement of any kind described above. (a) is not applicable because although neither party is required to deliver an asset, unless we purchase the asset from SunTrust, there is no exchange of value in the underlying asset, and therefore no net settlement. (b) is not applicable as the underlying asset is only required to be delivered if it is purchased, and there is no market mechanism to facilitate net settlement of the underlying asset and loan accounts. (c) is not applicable because the underlying assets are not readily convertible to cash or themselves a derivative instrument.

        If these transactions were to be total return swap derivative, we would be required to record the fair value of the derivative on our balance sheet under paragraph 22 of SFAS 133 at the time the relationship is entered into, and the corresponding entries to income as the transactions are consummated. The fair value of the derivative asset would be reduced as the actual cash flows are received. In addition, we would record fair value adjustments upon each reporting period as an adjustment to the asset and corresponding entry to expense. Upon the termination of our intent relationship with SunTrust, we would be required to record a fair value adjustment to the derivative to write down the asset to the estimated future cashflows through the termination of the agreement. We do not believe recording large amounts of income in earlier years and the expense in later years properly reflects the economic substance of our transactions with SunTrust and we believe accounting for the transactions as a total return swap derivative would be confusing to investors, at best.

***

        We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have.

                      Sincerely,

                      /s/ Rusty Pickering

                      Rusty Pickering

cc:
Drew Edwards
Bradley Houser
Glenn Huber
David Lyon
Benjamin Phippen
Don Walker

Exhibit 45A

El Banco
Income Statement
For the period ending June 30, 2006

El Banco GL Mapping SunTrust GL Line Item		Total	Financial Statement Line Item
	Interest Income
902003	406100-Equity Lines-ALS-Int	$97.36	Sales revenue: Lending services
902003	406180-Equity Lines Cap Exp-Amort	$(3.63)	Sales revenue: Lending services
902003	406200-Equity Lines-ALS-Fees	$15.00	Sales revenue: Lending services
	Consumer Direct Install-II
902004	425100-Consumer Dir-Inl-Int	$651.49	Sales revenue: Lending services
	Consumer Fees
400501	425200-Consumer Dir-Inl-Fees	$76.64	Sales revenue: Lending services
	Total Interest Income	$836.86
	Interest Expense
502007	510100-Now_Money Market-Int	$432.80	Fees to affiliate for banking services
502017	520100-Savings-Interest	$3,149.07	Fees to affiliate for banking services
502017	525100-Time Less Than $100_000-Int	$2,908.13	Fees to affiliate for banking services
502017	525200-IRAs Less Than $100_000-Int	$0.00	Fees to affiliate for banking services
502017	530100-Cd $100k And Over-Int	$16.35	Fees to affiliate for banking services
	Total Interest Expense	$6,506.35
	Net Interest Income	$(5,669.49)
	Non-Interest Income
	Service Charges and Fees
400009	720300-DDA-Consumer-Svc Chrg	$12,691.38	Sales revenue: Banking services
400029	720400-Int-Brg-Oth Svc Chrg	$32,199.00	Sales revenue: Banking services
400055	720500-NSF_Stp Pmt-Cml-Svc Chrg	$10,056.00	Sales revenue: Banking services
400055	720600-NSF_Stp Pmt-Csm-Svc Chrg	$35,812.00	Sales revenue: Banking services
400055	720700-Dep Acct-Cml-Chrg Wvd	$(2,174.50)	Sales revenue: Banking services
400055	720710-Dep Acct-Cml-Svc Chrg-Uc	$94.39	Sales revenue: Banking services
400055	720800-Dep Acct-Csm-Chrg Wvd	$(7,488.49)	Sales revenue: Banking services
400055	720810-Dep Acct-Csm-Svc Chrg-Uc	$(6,085.13)	Sales revenue: Banking services
		$0.00
	Total Service Charges and Fees	$75,104.65
	Other Service Charges and Fees
400059	720110-Analysis Srv Chg-Mgmt Acctg	$1,363.95	Sales revenue: Banking services
400055	731850-Oth Ln Fee-Not Yld Rel	$25.00	Sales revenue: Banking services
400011	737100-ATM Fees	$11,755.46	Sales revenue: Banking services
400024	737200-Check_Money Order Fees	$108.00	Sales revenue: Banking services
400020	737600-Intl Services Fees	$960.00	Sales revenue: Banking services
400020	737850-Other Fees	$1,446.95	Sales revenue: Banking services
400013	737860-Other Fees-Waived	$(86.62)	Sales revenue: Banking services
400011	750410-Cr Cd-Interchg Fees	$12,901.38	Sales revenue: Banking services
	Total Other Service Charges and Fees	$28,474.12
	Other Income
400016	790500-Sale Of Customer Check	$622.05	Sales revenue: Banking services
702052	790560-Sale Of Lns-G_L To Stm	$726.75	Sales revenue: Banking services
	Total Other Income	$1,348.80
	Non-Interest Income	$104,927.57
	Non-Interest Expense
	Employee Expense
702002	820500-Meals-(50% Non-Ded)	$23.84	SG&A expenses: Other selling, general, and administrative
	Total Employee Expense	$23.84
	Furniture and Equipment
702012	830100-F And E-Expense	$23.80	SG&A expenses: Occupancy and equipment
	Total F&E Expense	$23.80
	Outside Processing
502003	892100-Atm Network-Svc Fees	$2,347.69	Fees to affiliate for banking services
502003	892200-Credit Card-Processing	$1,735.59	Fees to affiliate for banking services
502003	892400-Outside Proc_Comp Svc	$9,557.29	Fees to affiliate for banking services
	Total Outside Processing	$13,640.57
	Other Expense
799999	930100-Corporate Memberships	$10.00	SG&A expenses: Other selling, general, and administrative
	930850-Other Expenses	$9,315.39	Fees to affiliate for banking services
	Total Other Expense	$9,325.39
601011	835150-Sales Promotion	$517.17	SG&A expenses: Other selling, general, and administrative
	Total Advertising	$517.17
	Postage
702008	845100-Postage	$70.03	SG&A expenses: Other selling, general, and administrative
799999	845200-Courier And Delivery	$250.00	SG&A expenses: Other selling, general, and administrative
	Total Postage	$320.03
	Credit Services
502012	865200-Loan Closing	$9.83	Fees to affiliate for lending services
	Total Credit Services	$9.83
	Operating Supplies
702014	840100-Supplies	$2,116.05	SG&A expenses: Other selling, general, and administrative
702014	840200-Supplies-Com Production	$35.10	SG&A expenses: Other selling, general, and administrative
400016	840400-Ln Pymt Bk Waiv Ck Chrge	$342.89	Fees to affiliate for banking services
	Total Operating Supplies	$2,494.04
	Operating Losses
702052	860360-Operating Losses-Fraud	$9,925.78	SG&A expenses: Other selling, general, and administrative
702055	860400-Over And Short-Teller	$1,383.37	Fees to affiliate for banking services
702055	860410-Over And Short-Atm	$(440.00)	Fees to affiliate for banking services
702055	860340-Oper Loss-Oper_Non-Fr Rel	$734.18	Fees to affiliate for banking services
	Total Operating Losses	$11,603.33
	Total Non-Interest Expense	$37,958.00
	Net Income	$61,300.08

Exhibit 45B

El Banco Settlement
June 2006

				Financial Statement Line Item
SunTrust Net Income		$61,300.08	Net from GL	See attachment 45C for this item
Adjustments
Additions:
	Mortgage Loan Interest	$356,770.54	A	Sales revenue: Lending services
	Progeny Billing	$4,603.95	B	Fees to affiliate for banking services
	Mortgage Late Fees	$1,188.55	A	Sales revenue: Lending services
	Total Additions	$362,563.04
Less:
	Currency Transportation	$4,734.00	D	SG&A expenses: Occupancy and equipment
	Data Lines	$7,522.00	D	SG&A expenses: Occupancy and equipment
	Charged-Off DDAs	$8,630.09	C	Fees to affilate for banking services
	Consumer Loan Losses	$0.00	A	Other operating costs and expenses
	Mortgage ORE Properties—Interest Recovery	$20,225.15	A	Sales revenue: Lending services
	Total Subtractions	$41,111.24
Adjusted Net Income		$382,751.88
Contract Fees
Deposit Account Fees ($2.18 per Account)		$21,494.80	E	Fees to affilate for banking services
CD Account Fees ($2.75 Set-Up and $1.09 Maint. Per acct.)		$167.22	E	Fees to affilate for banking services
Consumer Loan Servicing ($8 per Account)		$520.00	E	Fees to affiliate for lending services
Mortgage Loan servicing (37bp/yr)		$14,120.75	E	Fees to affiliate for lending services
Monthly servicing fee		$1,750.00	E	Fees to affilate for banking services
Cost of Funds (Fed Funds + 25 bps)		$120,642.00	E	Fees to affiliate for lending services
Risk premium of 2%		$75,431.55	E	Fees to affiliate for lending services
June Domestic Wires $10/wire (37 Wires)		$370.00	E	Fees to affilate for banking services
June International Wires $15/wire (19 wires)		$285.00	E	Fees to affilate for banking services
Total Contract Fees		$234,781.32
Total Due Nuestra		$147,970.57

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Exhibit 45A
Exhibit 45B